December 22, 2020

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Lisa Haynes Etheredge
Robert Littlepage
Matthew Derby
Jan Woo

Re:	Cognyte Software Ltd.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted November 18, 2020
CIK No. 0001824814

Ladies and Gentlemen:

Cognyte Software Ltd., a company incorporated under the laws of Israel (the “Company”) and a wholly owned subsidiary of Verint Systems Inc., is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated December 3, 2020 (the “Comment Letter”) in respect of Amendment No. 1 to the Company’s Draft Registration Statement on Form 20-F submitted on November 18, 2020.

Set forth below are the Company’s responses to the Comment Letter. The Company is concurrently filing its Registration Statement on Form 20-F (the “Registration Statement”) that includes, among other things, changes in response to the Staff’s comments. This letter and the Registration Statement are being submitted electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter have the meaning set forth in the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 22, 2020

Summary

Reasons for the Spin-Off, page 2

1.

To the extent material to an understanding of the reasons for the spin-off, please disclose how the proposed spin-off will facilitate investment in Verint and how that will impact the shareholders of Cognyte. Discuss any contingencies or conditions to the spin-off relating to the Apax investment or any contingencies or conditions to the Apax investment relating to the spin-off.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 2, 44, 53 and 58 of the Registration Statement.

Item 5. Operating and Financial Review and Prospects

Professional Service and Other Revenue, page 76

2.

You identify three reasons for the $17 million (37%) decline in professional service and other revenue. Please separately quantify the impact of each of those reasons and address the extent to which you expect these trends to continue in future periods. Please refer to Items 5.A and 5.D of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Registration Statement.

With regards to the Staff’s request to address the extent the Company expects these trends to continue, the Company respectively submits that it has addressed the trends associated with COVID-19 and the ongoing software model transition in Item 3.D. Risk Factors of the Registration Statement. See pages 26 and 27.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

December 22, 2020

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at (212) 326-3452 or Brad Brasser of Jones Day at (612) 217-8886.

Very truly yours,

/s/ Randi C. Lesnick
Randi C. Lesnick

cc:	David Abadi, Cognyte Software Ltd.

Ziv Levi, Cognyte Software Ltd.

Jonathan Kohl, Verint Systems Inc.

Doug Robinson, Verint Systems Inc.

Brad Brasser, Jones Day